820-3120

DSM Press Release

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Fax (31) 45 5740680
Internet: www.dsm.com
E-mail : media.relations@dsm.com

DSM

25E

05011368

Heerlen (NL), 8 September 2005

DSM retains leadership position in Dow Jones Sustainability World Index

In the Dow Jones Sustainability World Index published yesterday, DSM once again tops the list for the Chemical Industry sector. This is the second year in a row that DSM has been named the worldwide sustainability leader in the chemical industry. The company was able to retain its No. 1 position because it has integrated sustainability into its decision-making and management processes to a very high level. This integration of sustainability into the company's core activities has resulted in stable high scores for all criteria.

The Dow Jones Sustainability World Index includes over 300 companies from 34 countries that rank among the top 10% in their industries in terms of corporate sustainability.

In 2003 DSM was for the first time included in the Dow Jones STOXX sustainability index for Europe. In 2004 DSM achieved a leadership position in both the European and the global index, and it has retained this position in both indexes this year.

The Dow Jones Sustainability Indexes track the performance of the leading sustainability-driven companies worldwide through a thorough assessment of companies' economic, environmental and social performance and accounts for more than 50 general as well as industry-specific criteria in each sector.

The assessment report on DSM's sustainability performance includes the following comment: "The company's strong position in the environment dimension is reflected in the outperformance in advanced environmental management and advanced environmental performance. The company's track record in occupational health and safety is another example of its sustainability leadership".

More information can be found on these websites:

Assessment report:
http://www.sustainability-indexes.com/djsi_pdf/Bios06/CBR_DSM_06.pdf

Super sector leaders:
http://www.sustainability-indexes.com/htmle/djsi_world/supersectorleaders_new.html

dw 9/21

DSM Press Release

DSM

DSM is active worldwide in life science products, performance materials and industrial chemicals. The group develops, produces and markets innovative products and services that are designed to raise the quality of life. DSM's products are used in a wide range of end-use markets and applications, including human and animal nutrition and health, cosmetics, pharmaceuticals, the automotive industry, coatings, the construction industry and the electrics & electronics market. The group has annual sales of around EUR 8 billion and employs about 23,000 people worldwide. DSM is a leading world player in many of the markets in which it operates and has plants and facilities on every continent. The company's head office is in the Netherlands. For more information on DSM, please visit www.dsm.com.

For more information:

DSM Corporate Communications
Nelleke Barning
tel. +31 (45) 5782017
fax +31 (45) 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (45) 5782864
fax +31 (45) 5782595
e-mail investor.relations@dsm.com